SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 Translation of letter to the Argentine Securities Commission dated March 1, 2024.

Buenos Aires, March 1, 2024

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Present

Ref.: Portfolio Optimization Strategy. Consideration of transfer and reversion of conventional fields

Our highest consideration:

We are hereby writing to you in order to comply with the requirements of the Argentine Securities Commission and the corresponding rules of ByMA and MAE in order to inform that, within the framework of the new strategy of YPF S.A. (the “Company” o “YPF”) to optimize its Conventional Upstream portfolio, with the purpose of making efficient capital allocation that prioritizes assets of scale that provide greater profitability and resilience at different scenarios, the Company’s Board of Directors, at its meeting held on February 29, approved the optimization plan (through transfers and reversions) of certain groups of Conventional Upstream assets - usually called “Mature Fields”. The Mature Fields comprising the asset group consist of a total of 55 areas (the “Assets”).

The abovementioned plan is consistent with the Company’s new management plans, which considers that the optimization of the conventional Upstream portfolio is one of the drivers on which the YPF’s strategy is based, with focus on activities and investments in unconventional fields, with the ultimate objective of maximizing value for the Company, its shareholders and investors.

Finally, it is informed that pursuant to the International Financial Reporting Standards (IFRS) this decision will imply an assessment of the accounting recoverable value of the Assets, evidencing an impairment indicator of its accounting value as of December 31, 2023. Consequently, a non-cash impairment is estimated as of the date hereof at approximately USD 1,800 million (or approximately USD 1,200 million after taxes), which shall be considered in the annual financial statements of the Company as of December 31, 2023, to be informed in due course in accordance with applicable regulation.

This estimate is based on preliminary information and subject to change during the ordinary review and audit process of the financial statements as of December 31, 2023, and the current value of the adjustment to be included in such statements may differ from the current estimate. However, as of the date hereof, the Company considers that such estimate is reasonable based on the information and analysis to date, and is not aware of any factors that could materially affect such estimate. Additionally, this communication includes forward-looking statements. These statements represent the Company’s current expectations regarding future events, and are subject to known and unknown risks, uncertainties and other factors, including those described in the Company’s filings with the Argentine Securities Commission (Comisión Nacional de Valores) and the U.S. Securities Exchange Commission (SEC), which could cause actual results or events to be materially different from those described in such statements. The Company undertakes no obligation to update or revise these statements as a result of new information, recent events or any other reason, except as required by law.

Sincerely yours,

Pedro Kearney

Alternate Market Relations Manager

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 1, 2024	By:	/s/ Pedro Kearney
	Name:	Pedro Kearney
	Title:	Alternate Market Relations Manager